The Wandering Stage is a new company based in the Merrimack Valley, offering a one-of-a-kind, full performance set-up for all outdoor events, public speeches, musical performances or any other outdoor events anywhere within the US! A 20-foot, custom built, towable trailer made out of steel and aluminum, our trailer can be transformed into a full 20 by 12 foot stage at the push of a button. At the same time, the inside of the trailer serves as a backstage area/green room depending on the event. By using battery powered L.E.D lighting, free standing lighting, and a sound system run off silent generators, there is no event that we can not create for our clients.

The Wandering Stage is designed to be transformed by one operator, who can also run lights and sound during the event. Our well-thought out design, along with the low cost of operation, allows The Wandering Stage to be extremely competitive and lean, thus keeping our prices very attractive to our clients.

USE OF PROCEEDS
Launch a new business

BUSINESS MODEL
At the start The Wandering Stage will be one unit that operates between April 1st and December 30th. In year 3 We plan on taking the Wandering Stage to the southern part of the United States and remaining open year round. In year five we plan on building a second truck that will operate in a second section of the United States such as California or Texas.

MARKET AND LOCATION ANALYSIS
Industry Description and Outlook: Currently, no other entity like The Wandering Stage exists in the market. From our research, the closest form of competition are those companies that travel with disassembled stages which then have to be assembled on site, or companies that solely rent and set up lights and sound for events. Normally, these companies focus on one aspect of the stage, light, or sound marketplace and cater to clients who are planning weddings, town events, races, and festivals. Some towns also borrow from local schools and rely on the D.P.W to transport and set up.

My Market: My target market consists of entities who organize outdoor events in New England such as Museums, city/town governances, politicians, college campuses, arts-based companies, and non profit companies based around specific events such as The Lowell Folk Festival.

As stated above, our company provides an instant solution to cities' challenge of coordinating all aspects of an event, by saving time and money to several key city personnel. This allows those resources to be better allocated. At the same time, we have found that arts companies have a dire need for affordable quality venues. As arts budgets continue to be slashed, brick and mortar theaters are having to charge hire rental prices to performance companies. To recoup their losses, theater and arts-based companies have to charge higher ticket prices, thus shrinking their audience size. The Wandering stage answers that challenge by offering a quality performance venue at a highly competitive price. This allows our clients to take the show from town to town, making each performance more profitable as it taps into several different markets.

The following perks are available for investors who reach a minimum amount.

Part of the Cast!

INVESTMENT AMOUNT TO QUALIFY FOR THIS PERK
$1,000

DESCRIPTION
At this level you get:

- An invite for you and a guest to The Wandering Stage launch party (Time and Date TBD)
- Have your name on our website in the "Special Thanks Section"

Always Along For The Ride

INVESTMENT AMOUNT TO QUALIFY FOR THIS PERK
$2,500

DESCRIPTION
At this level you get:

- An invite for you and a guest to The Wandering Stage launch party (Time and Date TBD)
- Have your name on our website in the "Special Thanks Section"
- Have your name inscribed on a special plaque that will be mounted on the truck so every artist and performer will know who to thank!

1/2 Off Event

INVESTMENT AMOUNT TO QUALIFY FOR THIS PERK
$5,000

DESCRIPTION
The first 10 investors to invest at this level get:

- An invite for you and a guest to The Wandering Stage launch party (Time and Date TBD)
- Have your name on our website in the "Special Thanks Section"
- Have your name inscribed on a special plaque that will be mounted on the truck so every artist and performer will know who to thank!
- A chance to sample what you're investing in! Throw an amazing 6 hour event (within a 70 mile radius of Salem, MA) with use of the stage, lights, and sounds for half the normal price, a $1,500 value! We will reach out to you to set up an available time!

AMOUNT AVAILABLE
10 of 10 remaining

Summary of Terms

Min Amount to Raise	$65,000
Max Amount to Raise	$100,000
Percentage of Revenue*	9.0
Cap	1.6×
Maturity Date	Dec. 31, 2026
Seniority	Subordinated
Securitization	Unsecured

*as further defined in the note agreement